FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 14, 2019

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2018

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2018 net earnings of $376.0 million ($11.65 net earnings per diluted share after payment of preferred share dividends) compared to fiscal year 2017 net earnings of $1,740.6 million ($64.98 net earnings per diluted share after payment of preferred share dividends), reflecting the $1,018.6 million non-recurring gain on the sale of First Capital recognized in fiscal year 2017 and lower net gains on investments, partially offset by higher underwriting profit and higher interest and dividends. Book value per basic share at December 31, 2018 was $432.46 compared to $449.55 at December 31, 2017 (a decrease of 1.5% adjusted for the $10 per common share dividend paid in the first quarter of 2018).
"Despite the catastrophe activity in 2018, our insurance companies continued to have excellent underwriting performance with a consolidated 2018 combined ratio of 97.3%, with Zenith National at 82.6%, Odyssey Group at 93.4%, Northbridge at 95.8%, Allied World at 98.1% and Crum and Forster at 98.3%, and our operating income was very strong at $956 million, but our net gains on investments were affected by net investment losses in the fourth quarter of $664 million which arose primarily as a result of marking the investments we hold to market. We continue to be soundly financed, with year-end cash and marketable securities in the holding company exceeding $1.5 billion and no holding company debt maturities until 2021," said Prem Watsa, Chairman and Chief Executive Officer.
The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Fourth quarter		Year ended December 31,
	2018	2017	2018	2017
	($ millions)
Gross premiums written	3,765.3	3,349.7	15,528.3	12,207.5
Net premiums written	3,054.3	2,715.4	12,431.0	9,983.5

Underwriting profit (loss)	19.2	(24.1)	318.3	(641.5)
Interest and dividends - insurance and reinsurance	212.1	95.7	637.8	425.8
Operating income (loss)	231.3	71.6	956.1	(215.7)
Run-off (excluding net gains (losses) on investments)	(95.6)	(89.5)	(197.9)	(184.6)
Non-insurance operations	135.5	120.1	380.3	212.1
Interest expense	(87.2)	(95.3)	(347.1)	(331.2)
Corporate overhead and other income (expense)	(68.4)	17.3	(182.2)	56.5
Net gains (losses) on investments	(664.3)	180.3	252.9	1,467.5
Gain on sale of subsidiary	—	1,018.6	—	1,018.6
Pre-tax income (loss)	(548.7)	1,223.1	862.1	2,023.2
Income taxes and non-controlling interests	71.1	(353.6)	(486.1)	(282.6)
Net earnings (loss) attributable to shareholders of Fairfax	(477.6)	869.5	376.0	1,740.6

Highlights for 2018 (with comparisons to 2017 except as otherwise noted) include the following:

•
The combined ratio of the insurance and reinsurance operations was 97.3% on a consolidated basis, producing an underwriting profit of $318.3 million, compared to a combined ratio of 106.6% and an underwriting loss of $641.5 million in 2017, primarily reflecting lower current period catastrophe losses and higher net favourable prior year reserve development.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•
Net premiums written by the insurance and reinsurance operations increased by 20.5% to $12,017.5 million (8.7% excluding the acquisitions of Allied World and of AIG branches in Latin America and Central and Eastern Europe, the sale of First Capital and other one-off transactions, all of which occurred during 2017 and 2018).

•
The insurance and reinsurance operations produced operating income of $956.1 million, compared to an operating loss of $215.7 million in 2017, reflecting higher underwriting profit, primarily due to lower current period catastrophe losses and higher net favourable prior year reserve development, and higher interest income.

•
Interest and dividends of $783.5 million increased from $559.0 million in 2017, primarily reflecting higher interest earned on increased holdings of short-dated U.S. treasury bonds and high quality corporate bonds, partially offset by lower interest earned on U.S. state and municipal bonds as a result of sales during 2017 and 2018.

•
The operating income produced by the non-insurance operations of $380.3 million increased from $212.1 million in 2017, primarily reflecting the the non-recurrence of a performance fee payable to Fairfax by Fairfax India in 2017 and higher share of profit of associates.

•
Interest expense of $347.1 million is comprised of $253.0 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $94.1 million incurred on borrowings by the non-insurance companies which are non-recourse to the holding company.

•
Corporate overhead and other expense of $182.2 million is comprised of net corporate overhead of $14.0 million, amortization of subsidiary holding companies' intangible assets of $109.3 million and the loss on repurchase of long term debt of $58.9 million. Corporate overhead and other expense increased by $238.7 million from 2017, primarily due to corporate overhead having a lower share of profit of associates at the holding company and the non-recurrence of a performance fee payable to Fairfax by Fairfax India in 2017, partially offset by a lawsuit settlement gain of $20.0 million.

•
As at December 31, 2018, subsidiary cash and short term investments decreased to 18.1% of the company's portfolio investments from 47.5% at December 31, 2017, reflecting purchases of short-dated U.S. treasury bonds and high quality corporate bonds. Short-dated U.S. treasury bonds and high quality corporate bonds represented 34.7% of the company's portfolio investments at December 31, 2018.

•	Net investment gains of $252.9 million in 2018 consisted of the following:

	Fourth quarter of 2018
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	170.3	(841.8)	(671.5)
Short equity exposures	—	(84.9)	(84.9)
Net equity exposures	170.3	(926.7)	(756.4)
Bonds	0.8	96.0	96.8
Other	1.8	(6.5)	(4.7)
	172.9	(837.2)	(664.3)

	Year ended December 31, 2018
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	1,326.1	(894.2)	431.9
Short equity exposures	(248.0)	209.8	(38.2)
Net equity exposures	1,078.1	(684.4)	393.7
Bonds	106.0	(144.4)	(38.4)
Other	(9.2)	(93.2)	(102.4)
	1,174.9	(922.0)	252.9

•
Net losses on Other for the year ended December 31, 2018 in the table above was principally due to foreign exchange losses of $131.8 million on investments denominated primarily in the euro and Indian rupee which weakened against the U.S. dollar.

•
On October 31, 2018 Arbor Memorial repurchased the company’s 43.4% equity interest for consideration of $179.2 million (Cdn $235.4 million), comprised of cash and newly issued preferred shares. The company recorded a pre-tax gain of $111.8 million upon sale.

•
On October 19, 2018 Fairfax India invested $88.5 million (6.5 billion Indian rupees) in Catholic Syrian Bank Limited ("CS Bank"), consisting of cash consideration of $60.2 million (4.4 billion Indian rupees) and consideration payable of $28.3 million (2.1 billion Indian rupees). At December 31, 2018, Fairfax India held a 36.4% equity interest in CS Bank on a fully diluted basis, inclusive of purchased warrants that are considered to be in-substance equity. Fairfax India has committed to further invest approximately $80 million (5.6 billion Indian rupees) to obtain the rights to additional warrants in CS Bank within 18 months of the initial closing date. Once completed, Fairfax India will have an approximate 51% equity interest in CS Bank on a fully diluted basis. CS Bank, established in 1920, is a private company headquartered in Thrissur, India, offering banking services through 421 branches and 264 automated teller machines across India.

•
Effective October 1, 2018 a portfolio of business comprised of direct UK employers’ liability and public liability policies written by a UK insurer relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Also effective October 1, 2018 certain latent claims related to policies issued by the same UK insurer relating to accident years 2002 through 2014 were reinsured by RiverStone (UK). The combination of these two transactions resulted in RiverStone (UK) assuming $566.8 million of net insurance contract liabilities in exchange for cash consideration of $670.5 million.

•	Subsequent to December 31, 2018:

•
On February 7, 2019 the company completed an offering of $85.0 million principal amount of 4.142% unsecured senior notes due February 7, 2024. Mitsui Sumitomo Insurance Co., Ltd. was the sole purchaser of the senior notes. The company intends to use the net proceeds of the offering to support new subsidiary business.

•
On January 15, 2019 the company invested an additional $250.0 million in debentures and warrants of Seaspan Corporation ("Seaspan"). The warrants were immediately exercised for an additional $250.0 million to acquire 38.5 million Seaspan Class A common shares. Upon completion of these transactions, the company's actual and potential voting interests in Seaspan were 35.8% and 42.5%, respectively, and the company's cumulative cash investment in Seaspan totaled $1 billion.

•
On December 4, 2018, AGT Food & Ingredients Inc. (“AGT”) announced the execution of a definitive agreement for a management led take-private transaction pursuant to which a buying group, which included the company, would acquire all of the issued and outstanding common shares of AGT not already held by the buying group, at a price of Cdn$18.00 per common share. The company has provided a binding commitment letter to, among other things, provide the purchaser entity with the funds necessary to acquire all of the outstanding common shares of AGT (other than common shares held by the buying group), subject to the terms and conditions therein. On February 5, 2019 the shareholders of AGT approved the take-private transaction. Closing of the transaction is subject to receipt of certain regulatory approvals and is expected to occur in the first half of 2019. AGT is one the world's largest suppliers of pulses, staple foods and food ingredients and is listed on the Toronto Stock Exchange.

•
The company held $1,557.2 million of cash, short term investments and marketable securities at the holding company level ($1,550.6 million net of short sale and derivative obligations) at December 31, 2018, compared to $2,368.4 million ($2,356.9 million net of short sale and derivative obligations) at December 31, 2017.

•	The company's total debt to total capital ratio increased from 25.8% at December 31, 2017 to 27.2% at December 31, 2018, primarily reflecting decreased total capital.

•
During the fourth quarter of 2018 the company repurchased for cancellation and repurchased for treasury a total of 150,073 subordinate voting shares at an aggregate cost of $20.4 million. During the fourth quarter of 2017 and up to December 31, 2018, the company repurchased for cancellation and repurchased for treasury a total of 806,136 subordinate voting shares at an aggregate cost of $413.5 million.

•
At December 31, 2018, common shareholders' equity was $11,779.3 million, or $432.46 per basic share, compared to $12,475.6 million, or $449.55 per basic share, at December 31, 2017. The decrease in common shareholders' equity per basic share was primarily due to unrealized foreign currency translation losses on foreign operations resulting from strengthening of the U.S. dollar relative to the Indian rupee, Canadian dollar and British pound sterling during 2018.

There were 27.3 million and 27.8 million weighted average common shares effectively outstanding during the fourth quarters of 2018 and 2017 respectively. At December 31, 2018 there were 27,237,947 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium, combined ratio, prior year reserve development and catastrophe loss information, follow and form part of this news release.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio and book value per basic share measures. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares outstanding.
As previously announced, Fairfax will hold a conference call to discuss its 2018 year-end results at 8:30 a.m. Eastern time on Friday, February 15, 2019. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2013 (Canada or U.S.) or 1 (517) 308-9087 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 1, 2019. The replay may be accessed at 1 (800) 333-0467 (Canada or U.S.) or 1 (203) 369-3627 (International).

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements unless otherwise required by law.

Information on
CONSOLIDATED BALANCE SHEETS
as at December 31, 2018 and December 31, 2017
(unaudited - US$ millions)

	December 31, 2018	December 31, 2017
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $21.5; December 31, 2017 – $77.8)	1,557.2	2,368.4
Insurance contract receivables	5,110.7	4,686.9

Portfolio investments
Subsidiary cash and short term investments	6,722.0	17,382.5
Bonds (cost $19,281.8; December 31, 2017 – $8,764.6)	19,256.4	9,164.1
Preferred stocks (cost $327.2; December 31, 2017 – $338.5)	260.1	296.8
Common stocks (cost $5,014.2; December 31, 2017 – $4,877.5)	4,431.4	4,838.7
Investments in associates (fair value $3,279.1; December 31, 2017 – $2,824.3)	3,471.9	2,487.0
Derivatives and other invested assets (cost $971.3; December 31, 2017 – $641.0)	563.6	255.4
Assets pledged for short sale and derivative obligations (cost $164.8; December 31, 2017 – $197.5)	164.6	194.7
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	2,562.9	2,394.0
	37,432.9	37,013.2

Deferred premium acquisition costs	1,127.3	927.5
Recoverable from reinsurers (including recoverables on paid losses – $651.0; December 31, 2017 – $453.8)	8,400.9	7,812.5
Deferred income taxes	497.9	380.8
Goodwill and intangible assets	5,676.9	6,072.5
Other assets	4,568.3	4,828.3
Total assets	64,372.1	64,090.1

Liabilities
Accounts payable and accrued liabilities	4,268.7	3,629.5
Income taxes payable	80.1	95.6
Short sale and derivative obligations (including at the holding company – $6.6; December 31, 2017 – $11.5)	149.5	126.2
Funds withheld payable to reinsurers	674.3	850.2
Insurance contract liabilities	35,353.9	34,562.5
Borrowings – holding company and insurance and reinsurance companies	4,855.2	4,848.1
Borrowings – non-insurance companies	1,625.2	1,566.0
Total liabilities	47,006.9	45,678.1

Equity
Common shareholders’ equity	11,779.3	12,475.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	13,114.8	13,811.1
Non-controlling interests	4,250.4	4,600.9
Total equity	17,365.2	18,412.0
	64,372.1	64,090.1

Information on
CONSOLIDATED STATEMENTS OF EARNINGS
for the three and twelve months ended December 31, 2018 and 2017
(unaudited - US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2018	2017	2018	2017
Income
Gross premiums written	3,765.3	3,349.7	15,528.3	12,207.5
Net premiums written	3,054.3	2,715.4	12,431.0	9,983.5

Gross premiums earned	4,036.9	3,546.8	15,001.4	11,822.0
Premiums ceded to reinsurers	(777.4)	(704.5)	(2,935.4)	(2,100.6)
Net premiums earned	3,259.5	2,842.3	12,066.0	9,721.4
Interest and dividends	200.9	172.0	783.5	559.0
Share of profit of associates	94.2	68.7	221.1	200.5
Net gains (losses) on investments	(664.3)	180.3	252.9	1,467.5
Gain on sale of subsidiary	—	1,018.6	—	1,018.6
Other revenue	1,289.6	1,039.6	4,434.2	3,257.6
	4,179.9	5,321.5	17,757.7	16,224.6
Expenses
Losses on claims, gross	3,412.7	2,647.0	10,598.6	9,518.7
Losses on claims ceded to reinsurers	(1,124.3)	(682.5)	(2,775.2)	(2,371.8)
Losses on claims, net	2,288.4	1,964.5	7,823.4	7,146.9
Operating expenses	619.7	629.9	2,444.7	2,049.5
Commissions, net	553.6	460.0	2,051.0	1,649.2
Interest expense	87.2	95.3	347.1	331.2
Other expenses	1,179.7	948.7	4,229.4	3,024.6
	4,728.6	4,098.4	16,895.6	14,201.4
Earnings (loss) before income taxes	(548.7)	1,223.1	862.1	2,023.2
Provision (recovery) for income taxes	(95.5)	366.3	44.2	408.3
Net earnings (loss)	(453.2)	856.8	817.9	1,614.9

Attributable to:
Shareholders of Fairfax	(477.6)	869.5	376.0	1,740.6
Non-controlling interests	24.4	(12.7)	441.9	(125.7)
	(453.2)	856.8	817.9	1,614.9

Net earnings (loss) per share	$(17.89)	$30.87	$12.03	$66.74
Net earnings (loss) per diluted share	$(17.89)	$30.06	$11.65	$64.98
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	27,327	27,798	27,506	25,411

Information on
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2018 and 2017
(unaudited - US$ millions)

	Fourth quarter		Year ended December 31,
	2018	2017	2018	2017

Net earnings (loss)	(453.2)	856.8	817.9	1,614.9

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(83.4)	73.2	(661.2)	461.7
Gains (losses) on hedge of net investment in Canadian subsidiaries	111.7	(1.2)	166.3	(106.3)
Gains on hedge of net investment in European operations	13.8	—	57.1	—
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(12.5)	8.3	(49.1)	110.1
	29.6	80.3	(486.9)	465.5
Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	(52.4)	(3.9)	(44.0)	5.2
Net gains (losses) on defined benefit plans	10.2	(31.8)	10.2	(31.8)
	(42.2)	(35.7)	(33.8)	(26.6)

Other comprehensive income (loss), net of income taxes	(12.6)	44.6	(520.7)	438.9
Comprehensive income (loss)	(465.8)	901.4	297.2	2,053.8

Attributable to:
Shareholders of Fairfax	(507.7)	877.2	65.5	2,024.4
Non-controlling interests	41.9	24.2	231.7	29.4
	(465.8)	901.4	297.2	2,053.8

SEGMENTED INFORMATION
(unaudited - US$ millions)
Net premiums written, net premiums earned and combined ratios for the insurance and reinsurance operations (excluding Run-off) in the fourth quarters and full year ended December 31, 2018 and 2017 were as follows:
Net Premiums Written

	Fourth quarter		Year ended December 31,
	2018	2017	2018	2017
Northbridge	312.2	294.7	1,173.6	1,064.9
Odyssey Group	712.3	617.8	2,897.8	2,495.9
Crum & Forster	467.4	460.1	1,977.8	1,863.4
Zenith National	151.7	160.6	789.2	837.4
Brit	274.1	376.8	1,494.2	1,530.9
Allied World(1)	486.6	451.1	2,368.8	991.9
Fairfax Asia(2)	46.4	69.6	191.9	327.5
Insurance and Reinsurance - Other	189.8	288.3	1,124.2	863.3
Insurance and reinsurance operations	2,640.5	2,719.0	12,017.5	9,975.2

Net Premiums Earned

	Fourth quarter		Year ended December 31,
	2018	2017	2018	2017
Northbridge	284.0	270.4	1,119.2	1,019.7
Odyssey Group	688.2	610.5	2,755.4	2,333.4
Crum & Forster	503.7	475.7	1,960.9	1,852.8
Zenith National	202.2	212.5	804.3	811.6
Brit	307.5	411.8	1,479.7	1,536.9
Allied World(1)	603.9	522.7	2,286.8	1,028.7
Fairfax Asia(2)	46.1	82.9	189.5	327.6
Insurance and Reinsurance - Other	224.6	257.2	1,065.6	790.6
Insurance and reinsurance operations	2,860.2	2,843.7	11,661.4	9,701.3

Combined Ratios

	Fourth quarter		Year ended December 31,
	2018	2017	2018	2017(3)
Northbridge	89.0%	98.7%	95.8%	99.1%
Odyssey Group	93.1%	79.7%	93.4%	97.4%
Crum & Forster	97.1%	96.8%	98.3%	99.8%
Zenith National	75.5%	88.1%	82.6%	85.6%
Brit	120.2%	100.7%	105.2%	113.1%
Allied World(1)	105.3%	132.7%	98.1%	157.0%
Fairfax Asia(2)	96.2%	92.4%	99.8%	88.4%
Insurance and Reinsurance - Other	113.5%	109.6%	104.6%	110.2%
Insurance and reinsurance operations	99.3%	100.8%	97.3%	106.6%

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)	First Capital ceased to be part of Fairfax Asia with effect from December 28, 2017.

(3)
The combined ratios for the full year ended December 31, 2017 included combined ratio points of losses from Hurricanes Harvey, Irma and Maria as follows: 9.6 for Odyssey Group, 1.2 for Crum & Forster, 13.7 for Brit, 38.9 for Allied World, 6.0 for Insurance and Reinsurance - Other and 9.3 for the insurance and reinsurance operations in aggregate.

Prior year reserve development and current period catastrophe losses of the insurance and reinsurance operations (excluding Run-off) in the fourth quarters and full years ended December 31, 2018 and 2017 were as follows:

Net (Favourable) Adverse Prior Year Reserve Development

	Fourth quarter		Year ended December 31,
	2018	2017	2018	2017
Northbridge	(35.0)	(28.3)	(106.7)	(93.5)
Odyssey Group	(193.5)	(178.1)	(345.7)	(288.1)
Crum & Forster	(3.8)	(3.6)	(3.9)	(10.2)
Zenith National	(26.0)	(14.7)	(85.3)	(76.4)
Brit	(71.5)	(1.6)	(99.3)	(9.5)
Allied World(1)	(68.2)	49.8	(96.6)	71.9
Fairfax Asia(2)	(8.1)	(20.7)	(24.4)	(52.3)
Insurance and Reinsurance - Other	(10.6)	4.4	(27.1)	(33.6)
Insurance and reinsurance operations	(416.7)	(192.8)	(789.0)	(491.7)

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)	First Capital ceased to be part of Fairfax Asia with effect from December 28, 2017.

Current Period Catastrophe Losses

	Fourth quarter				Year ended December 31,
	2018		2017		2018		2017
	Catastrophe losses(1)	Combined ratio impact(2)	Catastrophe losses(1)	Combined ratio impact(2)	Catastrophe losses(1)	Combined ratio impact(2)	Catastrophe losses(1)	Combined ratio impact(2)
California wildfires(3)	232.7	8.1	185.4	6.5	232.7	2.0	185.4	1.9
Hurricane Michael	137.8	4.8	—	—	137.8	1.2	—	—
Typhoon Jebi	26.5	0.9	—	—	102.0	0.9	—	—
Hurricane Florence	(2.9)	(0.1)	—	—	69.0	0.6	—	—
Hurricane Irma	—	—	(31.3)	(1.1)	—	—	372.0	3.8
Hurricane Maria	—	—	5.0	0.2	—	—	281.7	2.9
Hurricane Harvey	—	—	2.9	0.1	—	—	252.4	2.6
Mexico earthquakes	—	—	(7.6)	(0.3)	—	—	24.1	0.2
Other	46.2	1.7	74.7	2.7	210.8	1.8	214.8	2.3
	440.3	15.4	229.1	8.1	752.3	6.5	1,330.4	13.7

(1)	Net of reinstatement premiums.

(2)	Expressed in combined ratio points.

(3)	California wildfires include the Woolsey and Camp wildfires in 2018 and the October Northern California and December Southern California wildfires in 2017.